EXHIBIT 12.1

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Pre-tax income from continuing operations before equity in earnings of investee	$199,036	$127,750	$153,219	$191,803	$21,990
Fixed Charges	139,486	145,954	136,111	134,110	138,712
Adjusted Earnings	$338,522	$273,704	$289,330	$325,913	$160,702
Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$139,486	$145,954	$136,111	$134,110	$138,712
Ratio of Earnings to Fixed Charges	2.43x	1.88x	2.13x	2.43x	1.16x